UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            ALLOS THERAPEUTICS, INC.
                            ------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    019777101
                                    ---------
                                 (CUSIP Number)


                                 APRIL 24, 2002
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]       Rule 13d-1(b)
        [X]       Rule 13d-1(c)
        [_]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019777101             Schedule 13G                        Page 2 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus-Soros BioPharmaceutical Fund, LP
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               2,500,000
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          2,500,000
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
                  ---------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                X
                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                        Page 3 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus-Soros Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               2,500,000
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          2,500,000
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
                  ---------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                X
                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                        Page 4 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus BioTech Fund Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
                  ---------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                X
                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                        Page 5 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       SFM Participation, LP
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
                  ---------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                X
                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                        Page 6 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       SFM AH, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
                  ---------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                X
                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                        Page 7 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus EC, L.L.C.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               224,600 (1)
Beneficially            (6)     Shared Voting Power             2,500,000 (1)
Owned by Each           (7)     Sole Dispositive Power          224,600 (1)
Reporting Person        (8)     Shared Dispositive Power        2,500,000 (1)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,724,600 (1)
                  -------------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares

                                                              ______
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        10.6%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
--------------
1    See Item 4 herein.

CUSIP NO. 019777101             Schedule 13G                        Page 8 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseuspur, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               224,600 (1)
Beneficially            (6)     Shared Voting Power             2,500,000 (1)
Owned by Each           (7)     Sole Dispositive Power          224,600 (1)
Reporting Person        (8)     Shared Dispositive Power        2,500,000 (1)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,724,600 (1)
                  -------------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares

                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        10.6%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
--------------
1    See Item 4 herein.

CUSIP NO. 019777101             Schedule 13G                        Page 9 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Frank H. Pearl
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               475,400 (1)
Beneficially            (6)     Shared Voting Power             2,500,000 (1)
Owned by Each           (7)     Sole Dispositive Power          475,400 (1)
Reporting Person        (8)     Shared Dispositive Power        2,500,000 (1)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,975,400 (1)
                  -------------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares

                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        11.6%
                                                                -----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------
--------------
1    See Item 4 herein.

CUSIP NO. 019777101             Schedule 13G                       Page 10 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       George Soros
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
                  ---------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                X
                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IA

--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page 11 of 19
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       Soros Fund Management LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             2,500,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        2,500,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,500,000
                  ---------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                X
                                                              -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        9.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO; IA

--------------------------------------------------------------------------------

CUSIP NO. 019777101             Schedule 13G                       Page 12 of 19
          ---------

Item 1.   (a)     NAME OF ISSUER
                  --------------

                  Allos Therapeutics, Inc. (the "Company").

          (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  -----------------------------------------------

                  11080 Circlepoint Road, Suite 200
                  Westminster, CO 80020

Item 2.   (a)     NAMES OF PERSONS FILING
                  -----------------------

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons")

                 (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser");
                 (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP" and general partner of Purchaser);
                 (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners" and managing member of PSP GP);
                 (iv) SFM Participation, LP, a Delaware limited partnership ("SFM Participation" and managing member of PSP GP);
                 (v) SFM AH, Inc., a Delaware corporation ("SFM AH" and general partner of SFM Participation);
                 (vi) Perseus EC, L.L.C., a Delaware limited liability company ("Perseus EC" and managing member of PBFP Partners);
                 (vii) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur" and member of Perseus EC);
                 (viii) Mr. Frank H. Pearl ("Mr. Pearl" and sole member of
                        Perseuspur);
                 (ix) Mr. George Soros ("Mr. Soros" and sole shareholder of SFM AH); and
                 (x) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC").

          (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE
                   ------------------------------------

                   The address of the principal business offices of (i) the Purchaser, (ii) PSP GP, (iii) PBFP Partners, (iv) Perseus EC, (v) Perseuspur and (vi) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 900, Washington, DC 20006-1813.

                   The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) Mr. Soros and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.


CUSIP NO. 019777101             Schedule 13G                       Page 13 of 19
          ---------

          (c)      CITIZENSHIP
                   -----------

                   (i)   Purchaser - a Delaware limited partnership
                   (ii)  PSP GP - a Delaware limited liability company
                   (iii) PBFP Partners - a Delaware limited liability company
                   (iv)  SFM Participation - a Delaware limited partnership
                   (v)   SFM AH - a Delaware corporation
                   (vi)  Perseus EC - a Delaware limited liability company
                   (vii) Perseuspur - Delaware limited liability company
                   (viii)Mr. Pearl - United States
                   (ix)  Mr. Soros - United States
                   (x)   SFM LLC - a Delaware limited liability company

          (d)      TITLE OF CLASS OF SECURITIES
                   ----------------------------

                   Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

          (e)      CUSIP NUMBER
                   ------------

                              019777101

                   Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, PSP GP, PBFP Partners, Perseus EC, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseus EC, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. The Purchaser, PSP GP, SFM Participation, SFM AH, SFM LLC and Mr. Soros assume no responsibility for such information.

Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.   OWNERSHIP.
          ---------
          (a)   AMOUNT BENEFICIALLY OWNED:
                --------------------------

                   Each of the Reporting Persons, other than Mr. Pearl, Perseus EC and Perseuspur, may be deemed to beneficially own an aggregate of 2,500,000 Shares.

                   Mr. Pearl may be deemed to beneficially own an aggregate of 2,975,400 Shares as a result of his voting and dispositive power over the 2,500,000 Shares owned by the Purchaser, an additional 250,800 Shares beneficially owned by Perseus Capital, LLC, a Delaware limited liability company ("Perseus Capital"), and 224,600 Shares beneficially owned by Perseus 2000, L.L.C., a Delaware limited liability company ("Perseus 2000"). Perseus EC and Perseuspur may be deemed to beneficially own an aggregate of 2,724,600 Shares as a result of their voting and

CUSIP NO. 019777101             Schedule 13G                       Page 14 of 19
          ---------

          dispositive power over the 2,500,000 Shares owned by the Purchaser and the 224,600 Shares beneficially owned by Perseus 2000. Perseus Capital and Perseus 2000 may be deemed to be affiliates of Mr. Pearl, Perseus EC and Perseuspur.

          (b) PERCENTAGE OWNED:
              -----------------
                   Based on calculations made in accordance with Rule 13d-3(d), and there being 25,640,197 Shares outstanding as of this date, each of the Reporting Persons, other than Mr. Pearl, Perseus EC and Perseuspur, may be deemed to beneficially own approximately 9.8% of the outstanding Common Stock.

                   Based on calculations made in accordance with Rule 13d-3(d), and there being 25,640,197 Shares outstanding as of this date, Mr. Pearl, Perseus EC and Perseuspur may be deemed to beneficially own approximately 11.6%, 10.6% and 10.6%, respectively, of the outstanding Common Stock.

          (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
              ---------------------------------------------

          (i) Each of the Purchaser and PSP GP may be deemed to have sole power to direct the voting and disposition of the 2,500,000 Shares beneficially owned by the Purchaser. Each of Mr. Pearl, Perseus EC and Perseuspur may be deemed to have sole power to direct the voting and disposition of the 224,600 Shares beneficially owned by Perseus 2000. Mr. Pearl may be deemed to have sole power to direct the voting and disposition of the 250,800 Shares beneficially owned by Perseus Capital.

          (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons, other than the Purchaser and PSP GP, may be deemed to share the power to direct the voting and disposition of the 2,500,000 Shares beneficially owned by the Purchaser.

          The Purchaser, PSP GP, PBFP Partners, SFM Participation, SFM AH, Mr. Soros and SFM LLC disclaim beneficial ownership of the 250,800 and the 224,600 Shares beneficially owned by Perseus Capital and Perseus 2000, respectively.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          --------------------------------------------

          Not applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          ---------------------------------------------------------------

          The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the


CUSIP NO. 019777101             Schedule 13G                       Page 15 of 19
          ---------

          account of the Purchaser in accordance with their ownership interests in the Purchaser.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE
          ------------------------------------------------------------------
          SECURITY BEING REPORTEDON BY THE PARENT HOLDING COMPANY
          -------------------------------------------------------

          Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          ---------------------------------------------------------

          Not applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP
          ------------------------------
          Not applicable.

Item 10.  CERTIFICATION
          -------------

                   By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 019777101             Schedule 13G                       Page 16 of 19
          ---------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of May 6, 2002


                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP


                                By:  Perseus-Soros Partners, LLC,
                                     General Partner


                                By:  SFM Participation, LP,
                                     Managing Member


                                By:  SFM AH, Inc.
                                     General Partner


                                By:    /s/ Richard D. Holahan, Jr.
                                     --------------------------------
                                     Name:  Richard D. Holahan, Jr.
                                     Title: Secretary


                                PERSEUS-SOROS PARTNERS, LLC


                                By:  SFM Participation, LP
                                     Managing Member


                                By:  SFM AH, Inc.
                                     General Partner


                                By:    /s/ Richard D. Holahan, Jr.
                                     --------------------------------
                                     Name:  Richard D. Holahan, Jr.
                                     Title: Secretary

CUSIP NO. 019777101             Schedule 13G                       Page 17 of 19
          ---------

                                PERSEUS BIOTECH FUND PARTNERS, LLC


                                By:  Perseuspur EC, L.L.C.
                                     Managing Member


                                By:  Perseuspur, LLC
                                      Member


                                By:    /s/ Rodd Macklin
                                     --------------------------------
                                     Name:  Rodd Macklin
                                     Title: Secretary and Treasurer


                                PERSEUS EC, L.L.C.


                                By:  Perseuspur, LLC
                                     Member


                                By:    /s/ Rodd Macklin
                                     --------------------------------
                                     Name:  Rodd Macklin
                                     Title: Secretary and Treasurer


                                PERSEUSPUR, LLC


                                By:    /s/ Rodd Macklin
                                     --------------------------------
                                     Name:  Rodd Macklin
                                     Title: Secretary and Treasurer


                                MR. FRANK H. PEARL


                                By:    /s/ Frank H. Pearl
                                     --------------------------------
                                     Name:  Frank H. Pearl

CUSIP NO. 019777101             Schedule 13G                       Page 18 of 19
          ---------

                                SFM PARTICIPATION, LP


                                By:     SFM AH, Inc.
                                        General Partner


                                By:    /s/ Richard D. Holahan, Jr.
                                     --------------------------------
                                     Name:  Richard D. Holahan, Jr.
                                     Title: Secretary


                                SFM AH, INC.


                                By:    /s/ Richard D. Holahan, Jr.
                                     --------------------------------
                                     Name:  Richard D. Holahan, Jr.
                                     Title: Secretary


                                MR. GEORGE SOROS


                                By:    /s/ Richard D. Holahan, Jr.
                                     --------------------------------
                                     Name:  Richard D. Holahan, Jr.
                                     Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC


                                By:    /s/ Richard D. Holahan, Jr.
                                     --------------------------------
                                     Name:  Richard D. Holahan, Jr.
                                     Title: Assistant General Counsel

CUSIP NO. 019777101             Schedule 13G                       Page 19 of 19
          ---------


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2. Power of Attorney dated January 15, 2002 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Sean Cullinan, Richard D. Holahan, Jr. and Robert Soros as Attorney-In-Fact for George Soros.